

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

February 14, 2018

Michael T. Gray
Executive Chairman & Chief Executive Officer
Tiberius Acquisition Corporation
3601 N Interstate 10 Service Rd W
Metairie, LA 70002

> **Re:** **Tiberius Acquisition Corporation**
> **Amendment No. 3 to**
> **Draft Registration Statement on Form S-1**
> **Submitted January 30, 2018**
> **CIK No. 0001662253**

Dear Mr. Gray:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Cover Page

1.   Please revise your cover page to attribute a price per share for the 400,000 shares of common stock with the same terms as your founder shares that will be sold to your anchor and co-anchor investors.

Dilution, page 58

2.   Please revise your dilution tables to include (in comparative format) illustrations showing dilution with and without the impact of the over-allotment. In addition, expand your disclosure to compare the effective cash contributions of investors in this offering with

your anchor and co-anchor investors in a separate table on page 59 illustrating the potential dilutive effect of the issuance of these forward purchase contracts.

You may contact Lory Empie, Staff Accountant, at (202) 551-3714 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Stuart Neuhauser, Esq.